Exhibit 99.1

China Ceramics Announces Resignations of Two Board Members

JINJIANG, FUJIAN PROVINCE, China, Dec. 2, 2013 /PRNewswire/ -- China Ceramics Co., Ltd. (NASDAQ Global Market: CCCL) ("China Ceramics" or the "Company"), a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings, today announced that two members of its Board of Directors have tendered their resignations.

Paul K. Kelly, non-Executive Chairman of the Board, announced his resignation effective the end of business on November 27, 2013. Mr. Kelly cited personal demands and the lack of the necessary time required for these duties as the cause of his resignation. Mr. Kelly had been a director of the Company since August 2009, its non-Executive Chairman since April 2010 and Chairman and Chief Executive Officer of the Company's predecessor company from its inception in 2007.

Cheng Yan Davis announced her resignation from the Board effective the end of business December 31, 2013. Ms. Davis cited the demands of her other responsibilities as the cause of her resignation. Ms. Davis has been a director of the Company since August 2009, and was a board member of the Company's predecessor company from its inception in 2007. The Company believes that the decisions of Mr. Kelly and Ms. Davis to resign from the Board was not due to any disagreement with the Company on any matter related to the Company's operations, policies or procedures or any other concerns regarding the Company.

"I would like to thank Paul Kelly for his leadership and experience in his role as Chairman and appreciate the active engagement of Cheng Davis in her role as a director. We highly value both Paul and Cheng's contributions and believe that our company is stronger for their efforts," said Jiadong Huang, CEO of China Ceramics. "We will look to add qualified independent board members to our Board in the period ahead."

Upon these resignations, the Company's Board of Directors will have two independent directors. The Company will seek to identify new directors to appoint to the Board so as to fill the vacancies created by these departures.

Safe Harbor Statement

Certain of the statements made in this press release are "forward-looking statements" within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "point to," "project," "could," "intend," "target" and other similar words and expressions of the future.

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All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2012 and otherwise in our SEC reports and filings, including the final prospectus for our offering. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC's Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

About China Ceramics Co., Ltd.

China Ceramics Co., Ltd. is a leading manufacturer of ceramic tiles in China. The Company's ceramic tiles are used for exterior siding, interior flooring, and design in residential and commercial buildings. China Ceramics' products, sold under the "Hengda" or "HD", "Hengdeli" or "HDL", the "TOERTO" and "WULIQIAO" brands, and the "Pottery Capital of Tang Dynasty" brands, are available in over 2,000 style, color and size combinations and are distributed through a network of exclusive distributors as well as directly to large property developers. For more information, please visit http://www.cceramics.com.

Contact Information:

China Ceramics Co., Ltd.

Edmund Hen, Chief Financial Officer

Email: info@cceramics.com

Precept Investor Relations LLC

David Rudnick

Email: david.rudnick@preceptir.com

Phone: +1 917-864-8849

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